SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company CNPJ/MF 02,558,115/0001-21 NIRE 33,300,276,963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in Section No.124 of the Brazilian Law No. 6,404/76, to attend to the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on April 02nd, 2009, at 11:00 am, at the Company’s head office, located at Avenida das Américas, No. 3434, 1st Block, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda: On Extraordinary Shareholders` Meeting: to resolve on the following proposals: (1) Extension of the Cooperation and Support Agreement, entered into among Telecom Italia S.p.A., TIM Celular S.A. and TIM Nordeste S.A., with the Company as intervener; (2) Company`s capital increase, related to the tax benefit accrued by TIM Nordeste S.A. during 2008, with the issuance of new shares, which results from the amortization of the goodwill accounted by the subsidiary in the year 2000, and the resulting amendment to the Section 5th of the Company`s By-Laws; (3) Increase of the maximum number of members of the Company`s Board of Directors, and resulting amendment to the Section 36 of the Company`s By-Laws; (4) Extinction of the position designated as Chief Business Officer, and resulting amendment to the Section 31st of the Company`s By-Laws; and (5) Consolidation of the Company`s By-Laws.

On Annual Shareholders` Meeting: (1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2008; (2) To resolve on the proposal for the allocation of the results related to 2008 fiscal year and distribution of dividends by the Company; (3) To appoint the regular and the alternate members of the Company`s Board of Directors; (4) To resolve on the proposed compensation of the management of the Company for the year 2009; and (5) To appoint the regular and the alternate members of the Company`s Statutory Audit Committee and consider the proposed compensation of those members.

General Instructions:

1. The documents pertinent to the matters to be analyzed and discussed at the Shareholders’ Meeting are at the shareholders’ disposal at the Company’s head office.

2. Pursuant to the provided for in the CVM Instruction No. 165/91, as amended by the CVM Instruction No. 282/98, the minimum percentage of participation in the Company’s voting capital to request the adoption of the multiple voting process in the election of the Board of Directors is of five percent (5%).

3. The shareholders or their qualified representatives shall observe, for participation in the Shareholders’ Meeting called upon herein, the provisions set forth in the Section No. 126 of the Brazilian Law No. 6,404/76 and the sole paragraph of the Section 15 of the Company’s By-Laws. Pursuant to the provision of the sole paragraph of the Section 13 of the Company’s By-Laws, the holders of preferred shares shall vote on the matter listed on item (1) of the Extraordinary Shareholders’ Meeting called upon herein. Accordingly, the shareholders to be represented at the Shareholders’ Meeting shall deposit at the Company’s head office the respective documentation which support such shareholders’ representation, including the power of attorney and/or articles of incorporation and corporate acts related to the appointment, as the case may be, and the representative’s identification document, in up to 02 (two) business days prior to the Shareholders’ Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least 05 (five) business days prior to the Shareholders’ Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Department, Mr. Claudio Zezza, Avenida das Américas, No. 3434, 1st Block, 6th floor, Zip Code: 22.640 -102, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), February 27th, 2009. Mario Cesar Pereira de Araujo Chairman of the Board of Directors

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 27, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.